Filed by NextGen Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xos, Inc.

Commission File No. 001-39598

Xos, Inc. to Attend Expo for FedEx Contractors and to Offer “Ride and Drives” with Xos Vehicles

CEO Dakota Semler to speak in hour-long Q&A with Route Consultant Founder and President at the Route Consultant Contractor Expo, the largest independent gathering for FedEx contractors in the United States

LOS ANGELES—July 22, 2021—Xos, Inc. ("Xos" or the "Company"), a leading manufacturer of fully electric Class 5 to Class 8 commercial vehicles that has announced a planned business combination with NextGen Acquisition Corporation (NASDAQ: NGAC) (“NextGen”), today announced that Dakota Semler, Co-Founder and Chief Executive Officer of Xos, will speak at the annual Route Consultant Contractor Expo, the largest independent gathering for FedEx contractors in the country. The Expo will be hosted in Nashville, Tennessee and will run from Friday, July 30 to Saturday, July 31, 2021.

The Route Consultant Contractor Expo, now in its third year, is an annual event specific to FedEx contractors, that provides contractors the ability to network and learn from each other and industry-specific vendors, as well as discuss challenging topics they face in their operations (including DRO, 7-Day Operations, VEDR, truck shortages and employee recruiting, among others) and share ideas.

The Xos team will display one Xos vehicle at the Expo and offer two vehicles for an exclusive Ride and Drive event on Saturday, July 31st. The vehicles displayed will be Class 5-8 vehicles used by Xos customers such as UPS, Loomis, UniFirst, and Lonestar. Xos is focused on medium- and heavy-duty last-mile and return-to-base segments—routes that travel 200 miles or less per day. These vehicles are purpose-built for the rigors of commercial use and run on Xos' proprietary X-Platform which includes cutting-edge battery packs.

Additionally, Mr. Semler will participate in a 60 minute Q&A session titled "Charging Less to Charge Ahead - Affordable EV Solutions" with Spencer Patton, the Founder and President of Route Consultant. Topics are expected to include an overview of Xos’ battery technology and operations, recent announcements, and the opportunities to leverage Xos’ fully electric battery systems in commercial fleets.

To register for the Route Consultant Contractor Expo, click HERE.

Xos plans to close its previously announced business combination with NextGen in the third quarter of 2021.

About Xos, Inc.

Xos, Inc. is an electric mobility company dedicated to making fleets more efficient. Xos designs and develops fully electric battery mobility systems specifically for commercial fleets. The company’s primary focus is on medium- and heavy-duty commercial vehicles that travel on “last mile” routes (i.e. predictable routes that are less than 200 miles per day). The company leverages its proprietary technologies to provide commercial fleets zero emission vehicles that are easier to maintain and more cost-efficient on a total cost of ownership (TCO) basis than their internal combustion engine and commercial EV counterparts. For more information, please visit www.xostrucks.com.

About NextGen

NextGen Acquisition Corporation is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NextGen is led by George Mattson, a former Partner at Goldman, Sachs & Co., and Gregory Summe, former Chairman and CEO of Perkin Elmer and Vice Chairman of the Carlyle Group. NextGen is listed on NASDAQ under the ticker symbol "NGAC." For more information, please visit www.nextgenacq.com.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Xos and NextGen. This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen filed a registration statement on Form S-4 with the SEC on May 14, 2021, as amended by Amendment No. 1 to the registration statement filed on Form S-4 with the SEC on June 25, 2021 and Amendment No. 2 to the registration statement filed on Form S-4 with the SEC on July 22, 2021, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov. The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/investor-info.html#filings or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Xos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus. You may obtain a free copy of this document as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen, including statements regarding the anticipated timing of the transaction and the products, customers and markets of Xos. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen's initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the seven competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’ business, Xos’ inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.

Contacts

Xos Investor Relations
investors@xostrucks.com

Xos Media Relations
press@xostrucks.com

NextGen
info@NextGenacq.com

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